COGNITRONICS CORP

Network Media Servers




SEC MAIL PROCESSING
RECEIVED
APR 22 2003
WASH. D.C.
SECTION

2002 ANNUAL REPORT

Financial Highlights

	2002	2001	2000
	(in thousands, except per share data)		
Operating Results			
Sales	$11,299	$18,875	$31,836
Net income (loss)	($6,444)	($1,805)	$4,530
Net income (loss) per share:			
Basic	($1.18)	($.33)	$.79
Diluted	($1.18)	($.33)	$.74
Financial Position			
Working capital	$17,789	$22,754	$26,107
Stockholders' equity	$17,334	$23,598	$26,988
Stockholders' equity per share	$3.12	$4.36	$4.85

COGNITRONICS
Network Media Servers

To Our Stockholders:

Telecommunications service providers continued to reduce their commitments to capital spending in 2002 following the trend initiated in 2001. The effects of excessive network buildout and reduced telecommunications service provider revenues have combined to eliminate all but the most necessary purchases of new equipment. As a result, Cognitronics Corporation, as well as most telecommunications industry equipment suppliers, continued to experience weakness in our historical markets. The Next Generation equipment markets, representing our largest research and development efforts, continue to develop, albeit at a slower than expected rate.

For 2002, the Company reported a net loss of $6.4 million, or $1.18 per diluted share, compared to a net loss of $1.8 million, or $.33 per diluted share, in 2001. Sales decreased 40% to $11.3 million in 2002 from $18.9 million in 2001.

The primary factors contributing to the increased net loss were a decrease in sales of the Company's domestic operations of $7.4 million (57%) from the prior year and a non-cash charge of $2.4 million to provide a full valuation allowance for the Company's net deferred tax assets at December 31, 2002.

At Dacon Electronics Plc, the Company's European sales in 2002 were $5.8 million compared to $5.9 million in 2001. However, the operating loss was decreased from $950,000 to $75,000. Reductions in headcount in late 2001 and careful attention to gross margins resulted in this turnaround.

Cognitronics has continued to make significant research and developments efforts in the area of Enhanced Media Services. The CX Series, including the CX500, CX1000, CX3000 and CX4000, address our historical central office niche as well as interoperability to the newest digital switching platforms.

New programming and operational tools have been developed, including Voice XML and SIP 2.0. These tools are important to our customers, allowing for faster feature and application development. Our newest offering, the CX Messaging System, provides voice-mail, auto attendant and unified messaging applications.

Voice over Cable switching networks are a notable exception to the telecommunications spending trends as cable companies expand their offerings to provide local telecommunications services. Cognitronics has installed our new CX Media Server at several cable companies utilizing softswitch switching systems for these emerging markets.

Cognitronics is pursuing new markets, with active efforts in Korea, China, Taiwan, Hong Kong and Japan. New agents and system integrators are being identified.

Cognitronics is well positioned to grow once the telecommunications industry emerges from its current downturn. We have the cash resources to assure our staying power and maintain critical development efforts. While we are entering markets with greater competition than ever before, I am confident that the management team can and will respond to the challenge ahead.

My thanks to all of our employees for their dedication and to our stockholders for their continuing support.

Sincerely,



Brian J. Kelley
President and Chief
Executive Officer

April 14, 2003

Statements contained above which are not historical facts are forward-looking statements. The forward-looking statements in this letter are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, the continuance of reduced capital expenditures throughout the telecommunications market, variability of sales volume quarter to quarter, product demand, market acceptance, litigation, risk of dependence on significant customers, third party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in the company's Securities and Exchange Commission filings.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002,
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-3035

COGNITRONICS CORPORATION
(Exact name of registrant as specified in its charter)

NEW YORK	13-1953544
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 Corporate Drive, Danbury, Connecticut	06810
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 830-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.20 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days.

Yes x No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ___ No x

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 1, 2003:

Common Stock, par value $0.20 per share -- $8,865,000

The number of shares outstanding of each of the issuer's classes of common stock as of March 1, 2003:

Common Stock, par value $0.20 per share – 5,564,241 shares

Documents incorporated by reference: Portions of the Proxy Statement for the annual meeting of stockholders to be held on May 8, 2003 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

McIAS is a trademark of Cognitronics Corporation.
UNIX is a registered trademark of Santa Cruz Operation, Inc.

PART I

Item 1. Business

(a) Cognitronics Corporation (the "Company") was incorporated in January 1962 under the laws of the State of New York. The Company designs, manufactures and markets voice processing systems.

(b) The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe, the Company distributes equipment for use on customers' premises.

(c) (i) A description of the fields of voice processing in which the Company operates and its products are as follows:

Domestic Operations. These products are sold directly to telecommunication service providers or through switch manufacturers who distribute the Company's products.

Network Media Servers and Intelligent Announcers. The Network Media Servers, the Cognitronics Exchange (CX) Series, include a total of four (4) models: CX500, CX1000, CX3000 and CX4000. This family of products facilitates the deployment of voice resources in service provider networks, both the traditional circuit-switched networks as well as the next generation of packet-based networks. The CX platforms provide greater capacity and increased functionality with significantly better price performance. Included in the CX Series capabilities are a new set of Media Server Boards, delivering the power of a media server within a single board. CX supports AIN protocols such as SR-3511, GR-1129CORE and ISDN-PRI. The CX is also designed to interface with softswitches, media gateways and application servers, supporting industry standard protocols such as MGCP, RTP/RTCP and SIP. Other protocols will be supported as market demand dictates.

The Company's McIAS™ 16xx product family has been primarily used by Incumbent Local Exchange Carriers (ILECs) and Competitive Local Exchange Carriers (CLECs) to provide voice announcements in connection with custom calling features (CLASS), such as selective call forwarding and caller originator trace. Number change intercept is another important feature provided.

The 16xx is available in two versions: a lower cost configuration which provides network announcement functionality, is available as a 1607/68 (1 T-1 span capacity) and a 1610/68 (3 T-1 span capacity). The second version of this series is a UNIX®-based platform which utilizes many of the same components as the /68 series and is known as McIAS 16xx/IP. "IP" designates an Intelligent Peripheral, indicating the ability to serve as a voice peripheral to any manufacturer's switch and delivering multiple application capability.

The McIAS 1607/IP and 1623/IP features include an open architecture, scalable processing power and disk drives, and centralized administration. Application examples include number change with call completion, automated attendant, voice mail and time and temperature announcements.

Passive Announcers. These announcers are used by the ILECs and CLECs to inform callers about network conditions or procedures to invoke the use of a service. The Company has been a major supplier to the industry of passive announcers and incorporates these features in products such as the Model 688 Automatic Number Announcer, McIAS 950, and the McIAS 16xx product family.

Call Processors. The Company's McIAS 950 is also an automated attendant and audiotext system with the flexibility to offer the caller various choices (dial an extension, revert to an operator, etc.). The system also offers a wide variety of menu-selected information to callers. The McIAS 950 is designed for use in both telephone network environments and the commercial business market.

European Distributorship Operations. Dacon Electronics Plc., based in Hertfordshire, England, distributes call management and voice processing products, including products manufactured by the Company, in Europe.

(ii) Status of publicly announced new products or industry segments requiring material investment. Inapplicable.

(iii) The Company has adequate sources for obtaining raw materials, components and supplies to meet production requirements and did not experience difficulty during 2002 in obtaining such materials, supplies and components.

(iv) The Company relies on technological expertise, responsiveness to users' needs and innovations and believes that these are of greater significance in its industry than patent protection. There can be no assurance that patents owned or controlled by others will not be encountered and asserted against the Company's voice processing products or that licenses or other rights under such patents would be available, if needed. The Company has registered trademarks and names which the Company considers important in promoting the business of the Company and its products.

(v) Seasonality. Inapplicable.

(vi) The discussion of liquidity and sources of capital as set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations is included in Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference.

(vii) In 2002, revenues included sales of $1.6 million to Verizon Communications Inc. and $1.4 million to Siemens Carrier Networks LLC. The Company's European operations had sales of $2.2 million to British Telecommunications Plc in 2002. Over the past several years, a major portion of the revenues of the domestic operations has come from two or three large customers, and a significant portion of the revenues of the European operations has come from one customer. Accordingly, the loss of any of these customers could have a material adverse impact on the Company's results of operations.

(viii) The dollar amount of orders believed by the Company to be firm as of December 31, 2002 and 2001, amounted to $.4 million and $.5 million, respectively. Substantially all of the orders as of December 31, 2002, can reasonably be expected to be filled during 2003.

(ix) Business subject to renegotiation. Inapplicable.

(x) The Company competes, and expects to compete, in fields noted for rapid technological advances and the frequent introduction of new products and services. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well-established corporations with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance. Future research and development expenditures will be based, in part, on future results of operations. There are no assurances that the Company will be able to successfully develop and market new products and applications.

(xi) Expenditures for research and development activities, as determined in accordance with generally accepted accounting principles, amounted to $3.3 million in 2002, $3.6 million in 2001 and $2.4 million in 2000. In addition, the estimated dollar amount spent on the improvement of existing products or techniques was $.1 million in 2001 and $.2 million in 2000.

(xii) Material effects of compliance with Federal, State or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Inapplicable.

(xiii) At December 31, 2002, the Company and its subsidiaries employed 81 people.

(d) Sales to foreign customers primarily represent sales of Dacon Electronics Plc. (incorporated in the United Kingdom) of $5.8 million in 2002, $5.9 million in 2001 and $7.3 million in 2000. Additional information about foreign operations is included in Note N to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Further, there were export-type sales (primarily North America) of approximately $.1 million in 2002 and 2001 and $.2 million in 2000. Export sales do not involve any greater business risks than do sales to domestic customers and, in certain instances, the Company obtains an irrevocable letter of credit or payment prior to shipment of products to the customer. Selling prices and gross profit margins on export-type sales are comparable to sales to domestic customers.

Item 2. Properties

The facilities of the Company and its subsidiaries are located as follows:

Location	Description	Square Feet	Lease Expiration Date
Danbury, Connecticut 3 Corporate Drive	Office, engineering, production and service facility	27,600	10/31/08
Hemel Hempstead Hertfordshire, United Kingdom 1 Enterprise Way	Office, distribution and service facility	12,000	7/31/06

The Company considers each of these facilities to be in good condition and adequate for the Company's business.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Submission of Matters to a Vote of Security Holders

Inapplicable.

Executive Officers of the Company

The executive officers of the Company, their positions with the Company and ages as of March 1, 2003 are as follows:

Name	Position(s) and Office(s)	Age
Brian J. Kelley	President and Chief Executive Officer; Director	51
Kenneth G. Brix	Vice President	56
Harold F. Mayer	Secretary	73
Michael N. Keefe	Vice President	47
Roy A. Strutt	Vice President	46
Garrett Sullivan	Treasurer and Chief Financial Officer	57
Emmanuel A. Zizzo	Vice President	62

No family relationships exist between the executive officers of the Company. Each of the executive officers was elected to serve until the next annual meeting of the Board of Directors or until his successor shall have been elected and qualified.

Mr. Kelley has been President and Chief Executive Officer of the Company since 1994. Prior to that he held senior management positions with TIE/Communications, Inc. from 1986 to 1994.

Mr. Brix has been a Vice President of the Company since 1994 with responsibility for U.S. sales and marketing. Prior to that he held senior management positions from 1987 to 1994.

Mr. Mayer has been Secretary of the Company since 1975. He was Treasurer from 1974 to 1989 and a Vice President of the Company from 1986 to 1996.

Mr. Keefe has been a Vice President of the Company since 1993 with responsibility for engineering, prior to which he was Manager of Software Planning and Development from 1992 until 1993 and senior engineer for more than five years. He has been employed by the Company since 1980.

Mr. Strutt has been a Vice President of the Company since 1994 with responsibility for European operations. Since 1992, he has been Managing Director of Dacon Electronics Plc, which was acquired by the Company in 1992, and Director of Sales and Operations from 1990 to 1992. Prior to that he was Managing Director of Automatic Answering Ltd. for four years.

Mr. Sullivan has been Treasurer and Chief Financial Officer of the Company since 1989. Prior to that he was Treasurer and Chief Financial Officer of Fundsnet, Inc., an electronic funds transfer company, from 1986 until 1989. He was employed by The Singer Co. from 1977 to 1986, where his most recent position was Vice President-Finance, Asia Division.

Mr. Zizzo has been a Vice President of the Company since 1995 with responsibility for operations, primarily manufacturing, purchasing and physical facilities, prior to which he had been Director of Operations since 1994. He was an independent consultant from 1993 to 1994. Prior to that he held senior management positions with TIE/Communications, Inc. for more than five years.

PART II

Item 5. Market for Company's Common Equity and Related Stockholder Matters

(a) and (b) Cognitronics' Common Stock is traded on the American Stock Exchange under the symbol CGN. On March 1, 2003, there were 563 stockholders of record; the Company estimates that the total number of beneficial owners was approximately 2,700. Information on quarterly stock prices is set forth in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) The Company has never paid a cash dividend on its Common Stock and has used its cash for the development of its business. In 1998, 2000 and 2001, the Company announced its intention to repurchase up to 300,000, 200,000 and 500,000 shares, respectively, of its Common Stock. The Company repurchased 150 shares of its Common Stock in 1998, 105,750 in 1999, 331,000 in 2000, 307,808 in 2001 and 1,500 in 2002. The Company has no present intention of paying a cash dividend and payment of any future dividends will depend upon the Company's earnings, financial condition and other relevant factors.

Item 6. Selected Financial Data

	Year ended December 31, (in thousands except per share data)				
OPERATING RESULTS	2002	2001	2000	1999	1998
Revenues	$11,299	$18,875	$31,836	$31,693	$28,917
Net income (loss)	(6,444)	(1,805)	4,530	5,346	4,689
Net income (loss) per share:					
Basic	$(1.18)	$(.33)	$.79	$.94	$.85
Diluted	(1.18)	(.33)	.74	.88	.78
Weighted average number of basic shares outstanding	5,472	5,417	5,754	5,670	5,543
Weighted average number of diluted shares outstanding	5,472	5,417	6,092	6,048	5,993
FINANCIAL POSITION					
Working capital	$17,789	$22,754	$26,107	$24,130	$18,281
Total assets	22,812	28,573	32,998	35,102	27,080
Stockholders' equity	17,334	23,598	26,988	25,729	20,033
Stockholders' equity per share	$3.12	$4.36	$4.85	$4.40	$3.58
Cash dividends paid	None	None	None	None	None

Included in 2002 is an inventory provision of $951,000 ($.11 per basic and diluted share) and provisions for impairment of fixed assets of $275,000 ($.03 per basic and diluted share) and an increase in the deferred tax valuation allowance of $2,425,000 ($.44 per basic and diluted shares).

Net (loss) in 2002 did not include amortization of goodwill of $332,000 ($.05 per basic and diluted share). This expense was included in all other years presented.

Included in 2001 is an inventory provision of $510,000 ($.07 per basic and diluted share) and a tax benefit due to an adjustment to the tax provision of $155,000 ($.03 per basic and diluted share).

Included in 2000 is a tax benefit due to an adjustment to the tax provision of $156,000 ($.03 per basic and diluted share).

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, and the unaudited quarterly financial data included in Item 8 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company reported a net loss of $6.4 million and $1.8 million in 2002 and 2001, respectively, and net income of $4.5 million in 2000.

In 2002, sales declined $7.6 million (40%) from 2001. The sales of the Company's domestic operations declined $7.4 million (57%). This decrease was primarily in the indirect channel and reflects significant reduction in capital spending by telecommunication companies. The UK distributorship operations' sales decreased $.1 million (2%). The Company's backlog at December 31, 2002 was $.4 million versus $.5 million in 2001. In both 2002 and 2001, a major portion of the Company's domestic revenue came from two customers and a significant portion of the UK distributorship revenue came from one customer. The loss of either of these customers would have a material adverse impact on the Company.

In 2001, sales declined $13.0 million (41%) from 2000. The sales of the Company's domestic operations declined $11.5 million (47%). This decrease occurred in both the direct and indirect channels and reflects a significant decline in the CLEC market and significant reduction in capital spending by ILECs. The Company's UK distributorship operations' sales decreased $1.4 million (19%). This is primarily attributable to a decrease of $.9 million in sales to its largest customer and an unfavorable exchange rate.

Consolidated gross margin was 28% in 2002, 44% in 2001 and 52% in 2000. The 16% and 8% decrease in 2002 from 2001 and 2001 from 2000, respectively, was due to the lower volume of domestic sales and the concomitant higher portion of cost of sales being attributed to fixed costs. In addition, included in cost of products sold were fixed asset impairment and inventory obsolescence charges of $1.2 million in 2002, and inventory obsolescence charges of $.5 million and $.1 million in 2001 and 2000, respectively.

Research and development decreased $.3 million (9%) in 2002 and increased $1.2 million (49%) in 2001 from the prior year. The decrease in 2002 reflects lower material costs and recruiting expenses. The increase in 2001 was due to higher personnel costs and contracted engineering services.

Selling, general and administrative expense decreased $1.2 million (16%) in 2002 from the prior year and was approximately the same for 2001 and 2000. The decrease in 2002 was due to a $.4 million (10%) decrease in the US reflecting lower commissions and bonuses and a decrease of $.8 million (23%) in the UK reflecting personnel cost reductions. In 2001, the domestic operations' selling, general and administrative expense declined $.2 million (4%) due to lower commissions, offset, in part, by a $.1 million increase in bad debts. The selling, general and administrative expense for the UK distributorship, in 2001, increased $.1 million (4%) primarily due to severance expenses.

Other income of $.2 million in 2002, $.5 million in 2001 and $.6 million in 2000 is primarily interest income. The decrease in 2002 from 2001 is primarily due to lower interest rates and lower average invested balances. The decrease in 2001 from 2000 is primarily due to lower interest rates.

The Company's effective tax rate for 2002 was 6% versus (30%) for 2001 and 34% for 2000. Included in the 2002 tax expense is a $2,425,000 increase in the deferred tax valuation allowance. Forming a conclusion that such an allowance is not needed is difficult when there is evidence such as cumulative losses in recent years. The reduction in the effective tax rate in 2001 from 2000 is attributable to losses for which there were no benefits, offset, in part, by a favorable adjustment of $155,000 to the tax provision. The effective rate in 2000 included a favorable adjustment of $156,000 to the tax provision. The adjustments in 2001 and 2000 are attributable to actual amounts differing from previously recorded estimates. The provision for income taxes is discussed in Note H to the Consolidated Financial Statements.

The effect of inflation has not had a significant impact on the operating results of the Company over the past few years. Technological advances and productivity improvements are continually being applied to reduce costs, thus reducing inflationary pressures on the operating results of the Company.

Exchange rate changes will impact the reported dollar sales and cost of sales of the Company's UK distributorship operations. In addition, at December 31, 2002, the Company's UK distributorship operations had net assets of $1.3 million, which would be impacted by changes in foreign exchange rates. However, the impact of such rate change would be reflected in the translation adjustment recorded in the equity section of the balance sheet. The Company does not hedge this foreign currency net asset exposure.

Liquidity and Sources of Capital

In 2002, net cash used by operations was $2.0 million and net cash provided by operations was $4.2 million and $3.5 million in 2001 and 2000, respectively. The use of cash by operations in 2002 versus cash provided by operations in 2001 is reflective of the increase in net loss. In 2001, cash from operating activities increased from 2000 due to a reduction in accounts receivable and lower taxes paid. Cash (used) provided by investing activities was ($2.9) million in 2002, $1.8 million in 2001 and($.7) million in 2000. The Company had net purchases of marketable securities of $2.0 million in 2002 and net sales of marketable securities of $3.0 million and $.6 million in 2001 and 2000, respectively. There were purchases of property, plant and equipment and software of $.6 million, $.9 million and $.6 million 2002, 2001 and 2000, respectively. Included in all three years were loans to officers, net of repayments, of $.3 million, $.4 million and $.7 million, respectively. Cash used by financing activities of $1.7 million in 2001 and $3.2 million in 2000 primarily relates to the repurchase of the Company's common stock.

Working capital decreased to $17.8 million at December 31, 2002 from $22.8 million at December 31, 2001 and $26.1 million at December 31, 2000. The ratio of current assets to current liabilities was 6.8:1 at December 31, 2002 versus 9.6:1 at December 31, 2001 and 8.2:1 at December 31, 2000. The decreases in working capital in 2002 and 2001 from the prior year is due to the results of operations, the repurchase of Company shares and the purchase of property, plant and equipment and software.

The Company anticipates making capital expenditures of approximately $.5 million, maintaining the current level of expenditures for research and development and may repurchase of up to 253,792 shares of its Common Stock in 2003. Management believes that the cash and cash equivalents at December 31, 2002 and the cash flow, if any, from operations will be sufficient to meet its needs in 2003.

Assumptions and Estimates Used in Critical Accounting Policies

In the preparation of the financial statements in conformity with accounting principles generally accepted in the United States, management must make critical decisions regarding accounting policies and judgments regarding their application. Materially different amounts could be reported under different circumstances and conditions.

Revenue

Revenue is recognized when earned. The Company generally recognizes revenue from product sales upon shipment and in certain circumstances upon acceptance by the customers.

Inventories - Slow-moving and Obsolescence

In 2002, due to a prolonged slow down in spending by telecommunication providers, inventory turnover has slowed. The Company recorded charges of $1 million and $.5 million in 2002 and 2001 to reduce its carrying value of inventory to the lower of cost or market. If future capital expenditures by telecommunication service providers do not increase or decrease further, additional charges may be required.

Deferred Tax Assets

As of December 31, 2002, the Company has a valuation allowance of $2.9 million for net deferred tax assets. In making such a determination, the Company considers its current and past performance, the market environment in which it operates, estimated future earnings, tax planning strategies and other factors. In the future, as these factors change, a change in the valuation reserve may be required.

Pensions

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in financial statements be determined on an actuarial basis.

The most significant element in determining the Company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed that the expected long-term rate of return on plan assets will be 7.0%. Over the long term, the Company's pension plan assets have earned in excess of 7.0%; therefore, the Company believes that its assumption of future returns of 7.0% is reasonable. The assumed long-term rate of return on assets is applied to the value of plan assets. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of gains (losses) are amortized to expense in accordance with SFAS No. 87. The plan assets earned a rate of return substantially less than the assumed rate of return in 2002 and 2001. Should this trend continue, future pension expense will likely increase.

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. At December 31, 2002, the Company used a rate of 6.75%. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

Other Post Employment Benefits

The Company provides retiree health benefits for domestic employees who retired prior to March 31, 1996 under its pension plan.

Various actuarial assumptions including the discount rate and the expected trend in health care costs are used to estimate the costs and benefit obligations for the retiree health plan.

The discount rate is the same as used for the defined benefit pension plan. At December 31, 2002, the Company assumed a discount rate of 6.75%.

Certain Factors That May Affect Future Results

From time to time, information provided by the Company, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Form 10-K) may contain statements which are not historical facts, so-called "forward-looking statements". These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to:

Product demand fluctuations in the timing and volume of customer requests for its products.

Telecommunication systems industry and general economic conditions.

Competitive pressure on selling prices.

Market acceptance of the Company's products and its customer's products and services.

Costs associated with possible litigation or settlement, including those related to the use or ownership of intellectual property.

Loss of a major customer. A few customers account for a major portion of the Company sales. A loss of such a customer would have a major adverse impact on the Company's results.

Third party suppliers increase the risk that the Company may not have adequate supply to meet demand.

Introduction of new products. The Company's markets are subject to technological change, so its success depends on its ability to develop and introduce new products.

The markets in which the Company competes are highly competitive. Some of its competitors have significantly greater financial and other resources.

The Company's future success is dependent on its ability to attract and retain key design engineering, sales and executive personnel. There is intense competition for qualified personnel, in particular, design engineers, and the Company may not be able to attract and retain engineers and other qualified personnel necessary for the development and introduction of new products or to replace engineers or other qualified personnel that may leave its employ.

Expense levels, in the short term, are fixed. Sales variances from quarter to quarter would have a significant effect on the results of operations.

Other risk factors detailed in this Annual Report on Form 10-K and in the Company's other Securities and Exchange Commission filings.

Item 7.a Market Risk

The Company does not use derivative financial instruments. The Company's marketable securities consist of short-term and/or variable rate instruments and therefore a change in interest rates would not have a material impact on the value of these securities.

Item 8. Financial Statements and Supplementary Data

QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share amounts)

2002	First	Second	Third	Fourth
Sales	$3,142	$3,356	$2,378	$2,423
Gross profit	1,203	1,467	392	126
Net loss	(813)	(616)	(1,251)	(3,764)
Net loss per share:				
Basic	$(.15)	$(.11)	$(.23)	$(.67)
Diluted	$(.15)	$(.11)	$(.23)	$(.67)
Common Stock price range:				
High	$5.00	$3.65	$2.76	$2.75
Low	3.20	2.71	1.30	1.36

2001	First	Second	Third	Fourth
Sales	$4,939	$5,848	$4,807	$3,281
Gross profit	2,316	2,867	2,195	841
Net income(loss)	(23)	58	(428)	(1,412)
Net income(loss) per share:				
Basic	$.00	$.01	$(.08)	$(.26)
Diluted	$.00	$.01	$(.08)	$(.26)
Common Stock price range:				
High	$11.10	$7.00	$6.45	$5.20
Low	5.75	4.50	3.90	3.90

The gross margin percentage in the fourth quarter of 2002 was 5% versus 34% for the nine months ended September 30, 2002 primarily due to increased provisions for inventory obsolescence and provisions for fixed assets impairment. The gross margin percentage for the fourth quarter of 2001 was 26% versus 47% for the first nine months of 2001 primarily due to lower volume and lower absorption of overhead and an inventory provision. The unfavorable variance in gross margin percentage for the fourth quarter of 2002 as compared to the comparable period of 2001 is primarily due to lower volume and a provision for impairment of fixed assets of $275,000.

The effective tax rates for the fourth quarter of 2002 and 2001 were 95% and (27.1%), respectively, versus the estimated effective rates of (35.1%) and (37.4%) for the first nine months of 2002 and 2001, respectively. Included in the fourth quarter of 2002 tax provision is an increase in the deferred tax asset valuation allowance of $2,425,000. Included in the fourth quarter of 2001 is $155,000 of tax benefits related to an adjustment to the tax provision attributable to actual amounts differing from previously recorded estimates.

The above financial information should be read in conjunction with the Consolidated Financial Statements, including the notes thereto.



Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Cognitronics Corporation

We have audited the accompanying consolidated balance sheets of Cognitronics Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognitronics Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the financial statements, on January 1, 2002, Cognitronics Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which changed the method of accounting for goodwill and intangible assets.

Ernst & Young LLP

March 7, 2003

CONSOLIDATED BALANCE SHEETS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,732	$ 7,731
Marketable securities	8,387	6,400
Accounts receivable, less allowances of $68 and $194	2,038	2,035
Inventories	3,687	5,682
Deferred income taxes		1,110
Tax recoverable	2,028	751
Other current assets, including loans to officers of $1,906 and $1,516	1,982	1,680
TOTAL CURRENT ASSETS	20,854	25,389
PROPERTY, PLANT AND EQUIPMENT, net	1,315	1,514
GOODWILL, less amortization of $3,058	319	319
DEFERRED INCOME TAXES		812
OTHER ASSETS, less amortization of $533 and $311	324	539
	$22,812	$28,573
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 952	$ 871
Accrued compensation and benefits	1,252	1,109
Income taxes payable	441	290
Current maturities of debt	26	46
Other accrued expenses	394	319
TOTAL CURRENT LIABILITIES	3,065	2,635
LONG-TERM DEBT		26
OTHER NON-CURRENT LIABILITIES	2,413	2,314
COMMITMENTS AND CONTINGENCIES (Note J)		
STOCKHOLDERS' EQUITY		
Common Stock, par value $.20 a share; authorized 10,000,000 shares; issued 5,863,229 shares	1,173	1,173
Additional paid-in capital	12,374	13,322
Retained earnings	6,969	13,413
Cumulative other comprehensive loss	(298)	(260)
Unearned compensation	(512)	(506)
	19,706	27,142
Less cost of 298,988 and 445,936 common shares in treasury	(2,372)	(3,544)
TOTAL STOCKHOLDERS' EQUITY	17,334	23,598
	$22,812	$28,573

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
COGNITRONICS CORPORATION AND SUBSIDIARIES

(in thousands except per share data)

	Year ended December 31, 2002	2001	2000
SALES	$11,299	$18,875	$31,836
COSTS AND EXPENSES			
Cost of products sold	8,111	10,656	15,420
Research and development	3,300	3,631	2,445
Selling, general and administrative	6,153	7,325	7,351
Amortization of goodwill		332	332
Other (income) expense, net	(206)	(504)	(619)
	17,358	21,440	24,929
Income (loss) before income taxes	(6,059)	(2,565)	6,907
PROVISION (BENEFIT) FOR INCOME TAXES	385	(760)	2,377
NET INCOME (LOSS)	(6,444)	(1,805)	4,530
Currency translation adjustment and minimum pension liability	(38)	(78)	(248)
COMPREHENSIVE INCOME (LOSS)	$(6,482)	$(1,883)	$ 4,282
NET INCOME (LOSS) PER SHARE:			
Basic	$(1.18)	$(.33)	$.79
Diluted	$(1.18)	$(.33)	$.74

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2000, 2001 and 2002

(dollars in thousands)

	Common Stock Shares Issued	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Comprehensive (Loss)	Unearned Compensation	Treasury Shares Amount
Balance at January 1, 2000	5,841,153	$1,168	$14,050	$10,688	$ 66	$(243)	$ 0
Shares issued pursuant to employee stock plans	22,076	5	73			(89)	294
Repurchase of common shares							(3,306)
Currency translation adjustment					(248)		
Net income				4,530			
Balance at December 31, 2000	5,863,229	1,173	14,123	15,218	(182)	(332)	(3,012)
Shares issued pursuant to employee stock plans			(799)			(174)	1,386
Shares issued to directors			(2)				7
Repurchase of common shares							(1,925)
Currency translation adjustment					(1)		
Minimum pension liability net of tax of $44					(77)		
Net loss				(1,805)			
Balance at December 31, 2001	5,863,229	1,173	13,322	13,413	(260)	(506)	(3,544)
Shares issued pursuant to employee stock plans			(925)			(6)	1,150
Shares issued to directors			(23)				27
Repurchase of common shares							(5)
Currency translation adjustment					104		
Minimum pension liability net of tax of $85					(142)		
Net loss				(6,444)			
Balance at December 31, 2002	5,863,229	$1,173	$12,374	$ 6,969	$(298)	$(512)	$(2,372)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	Year ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$(6,444)	$(1,805)	$4,530
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:			
Income tax expense (benefit)	385	(760)	2,377
Depreciation and amortization	743	987	943
(Gain) loss on disposition of assets	36	13	(5)
Shares issued as compensation	219	206	146
Net (increase) decrease in:			
Accounts receivable	88	5,727	(1,108)
Inventories	2,063	876	2,363
Other assets	723	26	215
Net increase (decrease) in:			
Accounts payable	10	(695)	(2,698)
Accrued compensation and benefits	14	(151)	(107)
Other accrued expenses	167	(116)	(217)
	(1,996)	4,308	6,439
Income taxes paid	(40)	(121)	(2,971)
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(2,036)	4,187	3,468
INVESTING ACTIVITIES			
Purchase of marketable securities	(16,071)	(5,500)	(2,800)
Sale of marketable securities	14,104	8,500	3,400
Loans to officers, net	(341)	(357)	(712)
Proceeds from disposition of assets		14	20
Additions to property, plant and equipment	(617)	(656)	(534)
Purchase of software licenses	(6)	(230)	(50)
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	(2,931)	1,771	(676)
FINANCING ACTIVITIES			
Principal payments on debt	(46)	(52)	(49)
Proceeds from debt		34	
Shares issued pursuant to employee stock plans	5	213	107
Shares repurchased for treasury, 1,500, 307,808 and 331,000	(5)	(1,926)	(3,306)
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(46)	(1,731)	(3,248)
EFFECT OF EXCHANGE RATE DIFFERENCES	14	5	(37)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,999)	4,232	(493)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	7,731	3,499	3,992
CASH AND CASH EQUIVALENTS - END OF YEAR	$2,732	$7,731	$3,499

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note A. Summary of Significant Accounting Policies

Organization. The Company designs, manufactures and markets voice processing products in the United States and, through a subsidiary, distributes call management and voice processing equipment in Europe.

Risks and Uncertainties. A major portion of the Company's domestic revenues is generated by sales to two customers, and a significant portion of its European distributorship revenue comes from one customer. The loss of any of these customers would have a material adverse impact on the Company. The Company's receivables are primarily from major, well-established companies in the telecommunications industry, and at December 31, 2002, one such company accounted for 14% of the Company's accounts receivable. The Company's markets are subject to rapid technological change and frequent introduction of new products. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well established with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance.

Principles of Consolidation. The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue. Revenue is recognized when earned. The Company generally recognizes revenue from product sales upon shipment and in certain instances upon acceptance by the customer.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The carrying amounts of the Company's financial instruments (trade receivables/payables and other short-term and long-term debt) due to their terms and maturities approximate fair value.

Cash and Cash Equivalents. The Company considers financial instruments with a maturity of three months or less from the date of purchase to be cash equivalents. At December 31, 2002, essentially all of the Company's cash and cash equivalent balances were with two financial institutions.

Marketable Securities. Marketable securities are classified as available for sale and are reported at cost which approximates fair value. They are comprised of investments in municipal bond funds and high grade corporate debt and equity securities. The maturities are short term or have reset provisions.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment. Property, plant and equipment is carried at cost less allowances for depreciation, computed in accordance with the straight-line method based on estimated useful lives. The estimated lives for machinery and equipment are 5 to 12 years and for furniture and fixtures are 4 to 10 years. Repairs and maintenance are expensed when incurred.

Foreign Exchange. The functional currency of the Company's foreign subsidiary, the European distributorship operations, is the Pound Sterling. Results of operations for the Company's foreign subsidiary were translated from Pounds Sterling into U.S. dollars using average exchange rates during the period, while assets and liabilities were translated using current rates at the end of the period. The difference from historical exchange rates are recorded as comprehensive income (loss) and are included as a component of cumulative other comprehensive loss.

Income Taxes. Income taxes are provided on all revenue and expense items included in the consolidated statement of operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. A valuation allowance is provided to the extent the Company cannot determine that the ultimate realization of net deferred tax assets is more likely than not.

Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and therefore recognizes no compensation expense for stock options granted.

If the Company had elected to recognize compensation expense for the 1990 Stock Option Plan and the 1967 Stock Purchase Plan based on the fair value at the grant date, consistent with the method presented by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", the pro forma net income (loss) and net income (loss) per share would be as follows (in thousands except per share information):

			2002	2001	2000
Net income (loss)	As reported		$(6,444)	$(1,805)	$4,530
	Pro forma		$(6,360)	$(2,447)	$3,928
Net income (loss) per share	As reported	Basic	$(1.18)	$(.33)	$.79
		Diluted	$(1.18)	$(.33)	$.74
	Pro forma	Basic	$(1.16)	$(.45)	$.68
		Diluted	$(1.16)	$(.45)	$.65

The estimated weighted average fair value per share of stock options granted were $1.01, $5.07 and $4.82 for 2002, 2001 and 2000, respectively. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001and 2000, respectively: risk-free interest rates of 2.28%, 4.75% and 5.1%; no dividend yields; volatility factors of the expected market price of the Company's common stock of .61 in 2002, .70 in 2001 and .74 in 2000; and a weighted average expected life of the option of 7.5 years in 2002 and 2001 and 3.8 years for 2000 for the Option Plan and 5 years for the Directors' Option Plan.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Income (Loss) Per Share. In computing basic earnings (loss) per share, the dilutive effect of stock options and warrants are excluded, whereas for diluted earnings per share they are included. The shares used in the basic earnings per share calculations were 5,471,752, 5,416,729 and 5,753,734 and in the diluted earnings per share were 5,471,752, 5,416,729 and 6,091,964 for 2002, 2001 and 2000, respectively.

Goodwill. The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Through December 31, 2001 goodwill was amortized using the straight-line method over its estimated useful life (10 years). Goodwill and other long-lived assets were reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer amortized, rather it is subject to a periodic impairment test based on its fair value. The Company performed the transitional goodwill impairment test (as of January 1, 2002) and the annual impairment test on the applicable reporting unit. As the estimated fair value of this reporting unit exceeded its net book value including goodwill, no impairment charge was recognized. If SFAS No.142 was effective as of January 1, 2000, then the pro forma results of operations for years ended December 31, 2001 and 2000 would have been as follows (in thousands):

	As Reported	Adjustment	Pro Forma
2001			
Pretax Income	$(2,565)	$332	$(2,233)
Net Income	$(1,805)	$305	$(1,500)
Earnings per share			
Basic	$(.33)		$(.28)
Diluted	$(.33)		$(.28)
2000			
Pretax Income	$6,907	$332	$ 7,239
Net Income	$4,530	$305	$ 4,835
Earnings per share			
Basic	$.79		$.84
Diluted	$.74		$.79

Reclassifications. Certain prior year amounts have been reclassified to conform with current year classifications.

Note B. Marketable Securities (in thousands):

The following table summarizes the Company's marketable securities.

	2002	2001
Corporate bonds and auction rate preferred stock	$7,699	$6,400
Medium and short term notes	688	
	$8,387	$6,400

Note C. Valuation and Qualifying Accounts

The allowance for doubtful accounts was increased by $87,000, $250,000 and $16,000 in 2002, 2001 and 2000, respectively, by charges to costs and expenses. The Company wrote off uncollectible accounts, net of recoveries, of $213,000 , $109,000 and $10,000 in 2002, 2001 and 1999, respectively.

Note D. Inventories (in thousands):

	2002	2001
Finished and in process	$2,273	$3,455
Materials and purchased parts	1,414	2,227
	$3,687	$5,682

Note E. Property, Plant and Equipment, net (in thousands):

	2002	2001
Machinery and equipment	$2,279	$2,365
Furniture and fixtures	2,220	2,281
	4,499	4,646
Less allowances for depreciation	3,184	3,132
	$1,315	$1,514

Due to the continuing downturn in the domestic telecommunication equipment market, the Company recorded in 2002, based on estimated cash flows, a provision of $275,000 for the impairment of certain demonstration and test equipment.

Note F. Other Non-current Liabilities (in thousands):

	2002	2001
Accrued officers' supplemental pension	$ 466	$ 511
Accrued deferred compensation	254	274
Deferred directors' fees	332	269
Accrued pension	777	658
Accrued postretirement benefit	856	843
	2,685	2,555
Less current portion	272	241
	$2,413	$2,314

Note G. Debt and Credit Arrangements

Dacon Electronics Plc, a foreign subsidiary, has a bank line of credit of $314,000 expiring in 2003. During 2002 and 2001, no amounts were borrowed under this facility.

Long term debt (in thousands):

	2002	2001
Installment finance agreements, interest at 8% to 11% per annum expiring through 2003	$26	$72
Less current maturities of debt	26	46
	$ 0	$26

Interest of $19,000, $19,000 and $31,000 was paid in 2002, 2001 and 2000, respectively.

Note H. Income Taxes

At December 31, 2002, consolidated retained earnings included approximately $.5 million of retained earnings applicable to Dacon Electronics Plc. If the undistributed earnings were remitted, any resulting federal tax would be substantially reduced by foreign tax credits.

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2002	2001	2000
Current:			
Federal	$(1,714)	$(452)	$1,989
Foreign			(24)
State	88	62	346
Total current	(1,626)	(390)	2,311
Deferred:			
Federal	1,817	(330)	55
State	194	(40)	11
Total deferred	2,011	(370)	66
	$ 385	$(760)	$2,377

Not reflected in the 2000 tax provision was $29,000 of income tax benefits related to employee stock plans; such amounts were credited to additional paid-in capital. The provision (benefit) for 2001 and 2000 reflects favorable adjustments to the tax provision of $155,000 and $156,000, respectively, attributable to actual amounts differing from previously recorded estimates.

Domestic and foreign pretax income (loss) for the years ended December 31 are as follows (in thousands):

	2002	2001	2000
Domestic operations	$(5,978)	$(1,609)	$7,439
Foreign operations	(81)	(956)	(532)
	$(6,059)	$(2,565)	$6,907

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Deferred tax liabilities	$ 78	$ 220
Deferred tax assets:		
Inventory valuation	906	687
Accrued liabilities and employee benefits	856	585
Accrued deferred compensation	260	284
Other postretirement benefits	319	316
Separate return federal operating loss carryforwards expiring in 2008 and 2009	445	445
Other	162	271
Total deferred tax assets	2,948	2,588
Valuation allowance	(2,870)	(445)
	78	2,143
Net deferred tax assets	$ 0	$1,923

A valuation allowance of $2,425,000 and $0 have been charged to tax expense in 2002 and 2001, respectively, as the Company cannot determine that the ultimate realization of its net deferred tax asset is more likely than not.

The Company has tax credits of $108,000 and $40,000 expiring in 2021 and 2022.

A reconciliation of the statutory federal income tax rate to the effective tax rate on income (loss) for the years ended December 31, is as follows:

	2002	2001	2000
Statutory federal income tax rate	(34.0)%	(34.0)%	34.0%
State income taxes, net of federal tax benefit	0.6	0.5	3.4
Lower foreign tax rate	0.5	8.3	
Research and development credit			(0.3)
Nontaxable interest income	(0.3)	(2.9)	(1.7)
Goodwill amortization	(0.4)	3.4	1.2
Tax adjustment		(6.0)	(2.3)
Valuation allowance	40.0		
Other	—	0.7	0.1
	6.4%	(30.0)%	34.4%

Note I. Other (Income) Expense, Net (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Interest expense	$ 36	$ 55	$ 50
Interest income	(242)	(559)	(669)
	$(206)	$(504)	$(619)

Note J. Commitments and Contingencies

Leases. Total rental expense amounted to $423,000 in 2002, $472,000 in 2001 and $500,000 in 2000. Future annual payments for long-term noncancellable leases for each of the five years in the period ending December 31, 2007 are approximately $314,000, $288,000, $275,000, $262,000 and $229,000, respectively, and $152,000 thereafter.

Pension Plan. The Company and its domestic subsidiaries have a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation. No additional service cost benefits were earned subsequent to June 30, 1994. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

The components of net cost of the plan for the years ended December 31 are as follows (in thousands):

	2002	2001	2000
Interest cost on projected benefit obligation	$120	$116	$116
Actual (return)/loss on plan assets	99	99	25
Net amortization and deferral	(167)	(184)	(123)
Net periodic pension cost	$ 52	$ 31	$ 18

The following table sets forth the plan's funded status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2002	2001
Projected benefit obligation for services rendered to date		
Beginning of year	$1,667	$1,605
Loss (gain) due to change in estimates	61	48
Interest cost	120	116
Less benefits paid	(111)	(102)
End of year	1,737	1,667
Plan assets at fair value		
Beginning of year	1,009	1,149
Actual return on plan assets	(99)	(99)
Contribution	160	61
Less benefits paid	(110)	(102)
End of year	960	1,009
Plan assets less than projected benefit obligation	(777)	(658)
Unrecognized net loss (gain)	348	121
Minimum pension liability adjustment	(348)	(121)
Accrued pension liability (included in other non-current liabilities)	$ (777)	$ (658)

The discount rates used in determining the projected benefit obligation were 6.75% in 2002 and 7.25 % in 2001. The expected long-term rate of return on plan assets used in determining the net periodic pension cost was 7% for all years presented.

The plan assets at December 31, 2002 and 2001 were principally invested in corporate debt and equity securities.

401(k) Retirement Plan. The Company has a defined contribution plan covering substantially all domestic employees. The Company's contribution is based upon the participants' contributions. The expense was $52,000, $54,000 and $54,000 in 2002, 2001 and 2000, respectively.

Officers' Supplemental Pension Plan. The Company has an unfunded, noncontributory defined benefit pension plan covering certain retired officers.

The components of net pension cost of the plan for the years ended December 31 are as follows (in thousands):

	2002	2001	2000
Interest cost on projected benefit obligation	$27	$30	$32
Amortization of actuarial gains	(3)	(3)	(3)
Net periodic pension cost	$24	$27	$29

The following table sets forth the plan's status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2002	2001
Projected benefit obligations		
Balance at beginning of period	$433	$472
Interest expense	27	30
Less benefits paid	(69)	(69)
Balance at end of period	391	433
Unrecognized net gain	75	78
Accrued pension liability (included in other non-current liabilities)	$466	$511

The discount rate used in determining the projected benefit obligation was 6.75% for all years presented. All participants are retired and receiving benefits under the Plan and therefore future increases in compensation are not applicable.

Other Postretirement Benefit Plans. In addition to the Company's pension plans, the Company has a contributory, unfunded defined benefit plan providing certain health care benefits for domestic employees who retired prior to March 31, 1996. The participants' contributions are adjusted periodically and are based on age and length of service at time of retirement. The assumed rate of increase in the per capita cost of covered benefits used for 2001 was 9.5% decreasing to 5% after 9 years and for 2002 was 9.0% decreasing to 5% after 8 years. Increasing the health care cost trend rate by one percentage point each year would increase the accumulated postretirement benefit obligation by $62,000 at December 31, 2002 and the aggregate service and interest cost component of net periodic postretirement benefit cost for 2002 by $4,000; the corresponding impact for a 1% decrease are $55,000 and $3,000, respectively. The weighted average discount rates used in determining the net periodic postretirement benefit cost and accumulated benefit obligation were 6.75% and 7.25% for 2002 and 2001, respectively.

The following sets forth the plan's status and accrued postretirement benefit liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2002	2001
Actuarial present value of accumulated postretirement benefit obligation:		
Balance at beginning of period	$657	$834
Interest cost	47	47
Actuarial (gain)/loss	8	(206)
Benefits paid, net	(23)	(18)
	689	657
Unrecognized net gain	167	186
Accrued postretirement benefit liability (included in other non-current liabilities)	$856	$843

The components of postretirement benefit cost for the years ended December 31, are as follows (in thousands):

	2002	2001	2000
Interest cost	$47	$47	$61
Net amortization	(11)	(11)	—
Net periodic cost	$36	$36	$61

The net benefits paid were $23,000, $18,000 and $36,000 for 2002, 2001 and 2000, respectively.

Deferred Compensation. At December 31, 2002 and 2001, the liability relating to a deferred compensation arrangement between the Company and a former director and officer of the Company was $254,000 and $274,000, respectively.

Note K. Stock Plans

The 1990 Stock Option Plan provides for the grant, at fair market value on the date of grant, of nonqualified stock options and incentive stock options. Options generally become exercisable in three equal annual installments on a cumulative basis commencing six months from the date of grant and expire five years (ten years for awards granted after 1999) after the date granted.

The Company also has the 1967 Employee Stock Purchase Plan which provides for the grant to purchase shares at 85% of the fair market value of the stock on the date offered. Generally, rights to purchase shares under this plan expire 12 months (maximum

27 months) after the date of grant. For each of the three years in the period ended December 31, 2002, no grants were granted, exercised or cancelled. At December 31, 2002, there were no grants outstanding and there were 52,478 shares available for future grant.

The Company also has a time accelerated restricted stock plan ("Restricted Stock Plan") which provides for the award of shares to key employees; generally, the awards vest in five equal annual installments commencing two years after the date of the award. Vesting may be accelerated based on the achievement of certain financial performance goals.

In 2002, the company granted to key employees the right to receive 395,000 common shares which vest on January 2, 2006. Such rights are subject to immediate vesting in the event of change of control of the Company and pro-rata vesting in the event of death or involuntary termination of employment for reasons other than cause. The total value of the rights at the date of grant was $612,000 and was based on the market price of $1.55 per share. $150,000 was charged to operations in 2002 related to this grant.

The Directors' Stock Option Plan provides for an annual grant of options to non-employee officers and directors. This plan provides for the automatic award of options to purchase 3,000 shares of Common Stock at the fair market value at the date of grant to each person who is a participant on August 1 of each year and pro-rated awards in certain cases. The awards expire five years (ten years for awards granted after 2000) after the date granted. In 2002, the plan was amended to provide for grant on November 9, 2002 of options to purchase 5,500 shares for each participant.

Share information pertaining to these plans is as follows:

	1990 Option Plan	Restricted Stock Plan	Directors' Option Plan
Outstanding at January 1, 2000	524,327	49,920	27,000
Granted	202,900	26,000	20,000
Cancelled or expired	(5,225)	(600)	
Vested		(8,280)	
Exercised	(27,126)		
Outstanding at December 31, 2000	694,876	67,040	47,000
Granted	248,500	76,500	18,250
Cancelled or expired	(2,302)		
Vested		(12,330)	
Exercised	(85,024)		
Outstanding at December 31, 2001	856,050	131,210	65,250
Granted	315,500	145,000	51,000
Cancelled or expired	(125,858)		(15,000)
Vested		(17,530)	
Exercised			
Outstanding at December 31, 2002	1,045,692	258,680	101,250
Available for future grant	10,705	3,187	1,250

The exercise price for options granted in 2000 ranged from $9.06 to $9.70, for options granted in 2001 was $5.00 and for options granted in 2002 was $1.55. The weighted average exercise price for the options outstanding under the Option Plan is $5.50 with expiration dates ranging from 2003 to 2012. Options were exercised under the Option Plan at weighted average exercise prices of $3.95 and $2.46 in 2000 and 2001, respectively. Shares exercisable under the Option Plan and weighted average exercise price at December 31, 2000, 2001 and 2002 were 457,943 and $5.80, 622,903 and $6.82 and 580,892 and $7.32, respectively. The weighted average remaining lives for options outstanding at December 31, 2000, 2001 and 2002 were 4.3, 5.4 and 6.6 years, respectively.

Under the Restricted Stock Plan compensation expense was $220,000, $206,000 and $146,000 in 2002, 2001 and 2000, respectively.

The exercise price for options granted under the Directors' Stock Option Plan in 2000 ranged from $10.80 to $12.63, for options granted in 2001 ranged from $5.35 to $6.10 and for options granted in 2002 ranged from $1.45 to $2.00. The weighted average exercise price for the options outstanding under the plan is $4.38 with expiration dates ranging from 2003 to 2011. No options have been exercised. Shares exercisable at December 31, 2000, 2001 and 2002 were 27,000, 47,000 and 62,250, respectively.

The weighted average remaining lives for options outstanding at December 31, 2000, 2001 and 2002 were 3.7, 4.6 and 7.0 years, respectively.

Note L. Cumulative Other Comprehensive Loss

Cumulative other comprehensive loss consists of the following at December 31 (in thousands):

	2002	2001
Cumulative translation adjustment	$ (79)	$(183)
Minimum pension liability net of tax of $129 and $44	(219)	(77)
	$(298)	$(260)

Note M. Related Party Transactions

The Company has advanced amounts to officers primarily for personal income taxes related to various stock option plans. The amounts outstanding at December 31, 2002 and 2001 of $1,906,000 and $1,516,000 include interest accrued on the advances. This indebtedness bears interest at rates approximating market rates and is payable upon demand.

Note N. Operations by Industry Segment and Geographic Areas

The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe (United Kingdom), the Company distributes equipment for use in customers' premises. Information about the Company's operations by segment and geographic area for the years ended December 31, is as follows (in thousands):

	2002	2001	2000
Net sales			
United States:			
Unaffiliated customers (North America)	$ 5,536	$12,977	$24,511
Intercompany transfers			55
	5,536	12,977	24,566
Europe	5,763	5,898	7,325
Eliminations			(55)
	$11,299	$18,875	$31,836
Operating profit (loss)			
United States	$(5,115)	$ (813)	$ 8,139
Europe	(75)	(950)	(529)
Intercompany eliminations	19	23	8
	(5,171)	(1,740)	7,618
General corporate expenses	1,094	1,329	1,330
Other (income) expense, net	(206)	(504)	(619)
Income (loss) before income taxes	$(6,059)	$ (2,565)	$ 6,907
Total assets			
United States	$20,164	$26,153	$29,262
Europe	2,655	2,444	3,779
Intercompany eliminations	(7)	(24)	(43)
	$22,812	$28,573	$32,998
Long-lived assets			
United States	$ 1,485	$ 1,788	$ 1,545
Europe	473	600	973
Intercompany eliminations		(16)	(27)
	$ 1,958	$2,372	$ 2,491
Expenditures for long-lived assets			
United States	$ 570	$ 756	$ 486
Europe	53	130	98
	$ 623	$ 886	$ 584
Depreciation and amortization			
United States	$ 588	$ 504	$ 452
Europe	165	490	494
Intercompany eliminations	(10)	(7)	(3)
	$ 743	$ 987	$ 943

Gross profit margin on intercompany transfers are comparable to sales to third parties. The United States operations had net sales of $1.4 million, $7.5 million and $12.6 million in 2002, 2001 and 2000, respectively, to one major customer; sales of $1.6 million, $1.9 million and $2.4 million in 2002, 2001 and 2000 to another major customer; sales of $.2 million, $.5 million and $2.8 million in 2002, 2001 and 2000 to another major customer; sales of $.1 million, $.5 million and $1.4 million in 2002, 2001 and 2000 to another major customer and sales of $1.7 million in 2000 to another major customer. The European operations had sales of $2.2 million, $2.8 million and 3.7 million in 2002, 2001 and 2000, respectively, to one customer.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

1. (a) The identification of the directors of the Company as of March 1, 2003 and persons nominated to become directors set forth under the caption Information Concerning Nominees in the Proxy Statement for the annual meeting of stockholders to be held on May 8, 2003 is incorporated herein by reference.

(b) The identification of the executive officers of the Company and their positions with the Company and ages as of March 1, 2003 is set forth under the caption Executive Officers of the Company in Part I of this Annual Report on Form 10-K.

2. The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 set forth under the caption Section 16(a) Beneficial Ownership Reporting Compliance in the Proxy Statement for the annual meeting of stockholders to be held on May 8, 2003 is incorporated herein by reference.

Item 11. Executive Compensation

The information on executive compensation set forth under the caption Executive Compensation in the Proxy Statement for the annual meeting of stockholders to be held on May 8, 2003 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

(a) and (b) Security ownership of certain beneficial owners and management set forth under the caption Security Ownership in the Proxy Statement for the annual meeting of stockholders to be held on May 8, 2003 is incorporated herein by reference.

(c) Changes in Control. None.

Item 13. Certain Relationships and Related Transactions

The information on certain relationships and related transactions set forth under the caption Certain Relationships and Related Transactions in the Proxy Statement for the annual meeting of stockholders to be held on May 8, 2003 is incorporated herein by reference.

Item 14. Controls and Procedures

Within the 90-day period prior to the filing of this report, the Company, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-14(c). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the date of that evaluation. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

PART IV

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(a)(1) and (2) and (d) The response to this portion of Item 15 is submitted as a separate section beginning on page 29 of this Annual Report on Form 10-K.

(a)(3) and (c) The response to this portion of Item 15 is submitted as a separate section beginning on page 30 of this Annual Report on Form 10-K.

(b) There were no reports filed on Form 8-K during the fourth quarter of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2003.

COGNITRONICS CORPORATION
Registrant

by /s/ Garrett Sullivan
Garrett Sullivan
Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 28, 2003.

Signature	Title
Chief Executive Officer:	
/s/ Brian J. Kelley Brian J. Kelley	President and Chief Executive Officer
Chief Financial and Accounting Officer:	
/s/ Garrett Sullivan Garrett Sullivan	Treasurer
A Majority of the Board of Directors:	
/s/ John T. Connors John T. Connors	Director
/s/ Edward S. Davis Edward S. Davis	Director
/s/ Jack Meehan Jack Meehan	Director
/s/ William A. Merritt William A. Merritt	Director
/s/ William J. Stuart William J. Stuart	Director

Certifications Pursuant to Rule 13A-14 or 15D-14 of the Securities Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Brian J. Kelley certify that:

1. I have reviewed this annual report on Form 10-K of Cognitronics Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Brian J. Kelley
Brian J. Kelley
Chief Executive Officer

I, Garrett Sullivan certify that:

1. I have reviewed this annual report on Form 10-K of Cognitronics Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Garrett Sullivan
Garrett Sullivan
Treasurer

Form 10-K -- Item 15 (a) (1) and (2) and (d)

(a) (1) Financial Statements

The following financial statements of the Company are included in Item 8.

(2) and (d) Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information has been included in the Company's financial statements and, therefore, have been omitted.

Item 15(a)(3) and (c)

INDEX TO EXHIBITS

Exhibit

3.1 Certificate of Incorporation as filed on January 2, 1962 (Exhibit 3-1-A to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.2 Amendment, dated June 28, 1965 (Exhibit 3-1-B to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.3 Amendment, dated October 3, 1966 (Exhibit 3-1-C to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.4 Amendment, dated October 30, 1967 (Exhibit 3-1-D to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.5 Amendment, dated July 27, 1981 (Exhibit 3.5 to Annual Report on Form 10-K for the fiscal year ended December 31, 1983 and incorporated herein by reference).

3.6 Amendment, dated September 27, 1984 (Exhibit 3.6 to Annual Report on Form 10-K for the fiscal year ended December 31, 1984 and incorporated herein by reference).

3.7 Amendment dated June 13, 1988 (Exhibit 3.7 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

3.8 Amendment dated November 3, 1994 (Exhibit 3.8 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

3.9 Amendment, dated July 25, 2000 (Exhibit 3.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference)

Exhibit

3.10	By-laws of the Company (Exhibit 3.9 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
4.	Specimen Certificate for Common Stock (Exhibit 4-1 to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).
10.1	1990 Stock Option Plan, as amended (Exhibit 10.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2002 and incorporated herein by reference).
10.2	Lease, dated April 30, 1993, between The Danbury Industrial Corporation, landlord, and Cognitronics Corporation, tenant (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).
10.3	Lease amendment, dated as of January 27, 2003, between the Danbury Industrial Corporation and Cognitronics Corporation (attached as Exhibit 10.3 to this Annual Report on Form 10-K).
10.4	Form of Indemnity Agreement, dated October 27, 1986, between each Director (with equivalent form for each Officer) and Cognitronics Corporation (Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 1986 and incorporated herein by reference).
10.5	Supplemental Pension Plan for Officers, as amended November 2, 1993 (Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).
10.6	Cognitronics Corporation Restricted Stock Plan (Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2002 and incorporated herein by reference).
10.7	Form of Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).
10.8	Addendum to Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).
10.9	The Directors' Stock Option Plan, as amended (attached as Exhibit 10.9 to this Annual Report on form 10-K).
22.	List of subsidiaries of the Company as of December 31, 2002 (attached as Exhibit 22 to this Annual Report on Form 10-K).
23.	Consent of Independent Auditors, dated March 28, 2003 (attached as Exhibit 23 to this Annual Report on Form 10-K).
99.1	Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 99.1 to this Annual Report on Form 10-K).

Copies of the Exhibits to this Annual Report on Form 10-K are available upon written request to the Secretary of the Company at 3 Corporate Drive, Danbury, CT 06810-4130 and payment of $35.00 for a complete set of the Exhibits or $.25 per page for any part thereof (minimum $5.00).

Cognitronics Corporation

Board of Directors

John T. Connors (2)(3)(4)
Counsel
Shaw Pittman LLP

Edward S. Davis (1)(2)(3)
Partner,
Hughes Hubbard & Reed LLP

Brian J. Kelley (1)
President &
Chief Executive Officer

Jack Meehan (1)(2)(3)(4)
President,
Novus, LLC

William A. Merritt (2)(3)(4)
President, Integrated
Communications Systems Corp.

William J. Stuart (2)(3)
General Partner,
Still River Fund

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee
(4) Member of the Compensation Committee

Officers

Brian J. Kelley
President and Chief Executive Officer

Kenneth G. Brix
Vice President, Sales

Michael N. Keefe
Vice President, Engineering

Harold F. Mayer
Secretary

Garrett Sullivan
Treasurer and
Chief Financial Officer

Roy A. Strutt
Vice President,
European Operations

Emmanuel A. Zizzo
Vice President, Operations

Subsidiary

Dacon Electronics Plc

Roy A. Strutt
Managing Director

Auditors

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut

Counsel

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York

Registrar and Transfer Agent

The Bank of New York
101 Barclay Street
New York, New York

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